

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

Via E-mail
Brett T. White
Chief Financial Officer
Meru Networks, Inc.
894 Ross Drive
Sunnyvale, CA 94089

> **Re: Meru Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2012**
> **File No. 001-34659**

Dear Mr. White:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 78

1.   We note your disclosure that you provide support services for periods ranging from one year to five years. We also note in your response to our prior comment 9 in your response letter dated February 22, 2010 that you sell support services for periods of more than one year separately and at that time the support service periods ranged from one year to three years. Please tell us the products in which you offer four and five year initial bundled support (i.e. hardware or stand-alone software) and whether you use vendor-specific objective evidence ("VSOE") or estimated selling price ("ESP") in determining the amount to allocate for such support services including how you established VSOE or

ESP for such services. If you provide four and five year initial bundled support for stand-alone software sales and you believe that you have established VSOE for such service periods, please clarify how you determined that these terms were substantive considering the short economic life of the software.

Note 12. Commitments and Contingencies, page 92

2.   We note that on June 13, 2011, you entered into a patent cross license agreement with Motorola Solutions Inc. ("Motorola") which released you from and avoided certain potential litigation but provided no other future benefits. We further note that you recorded a loss of $7.2 related to this litigation. Please provide us with a detailed timeline of the significant events pertaining to this agreement including the dates any complaints were filed, if any, as well as when you began entering into discussions with Motorola regarding this agreement. Please also tell us what consideration was given to the disclosure requirements of ASC 450-20-50-4 for each period during which this matter was unresolved.

3.   With regard to the patent infringement suit filed by Extricom Ltd. ("Extricom"), we note your disclosure indicating that as of March 15, 2012, you were discussing the form, terms and conditions of a potential license and settlement agreement with the expectation that a payment of approximately $2.3 million will be made to Extricom. We further note that you did not accrue a loss as of December 31, 2011 because you were "unable to allocate the expected payment to any of the elements in the potential license and settlement agreement..." Please explain your consideration of ASC 450-20-25-2 in determining your accounting as of December 31, 2011. In this regard, it appears that it was probable that a liability had been incurred and the total amount of the agreement was reasonably estimable. As part of your response, please explain why you were not able to make a reasonable estimate of the amounts allocable to the components of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief